EX-FILING FEES

Calculation of Filing Fee Tables

SC TO-I/A

(Form Type)

Ares Private Markets Fund

(Exact Name of Registrant as Specified in its Charter)

Table 1 – Transaction Value

	Transaction Valuation		Fee rate	Amount of Filing Fee
Fees to Be Paid	—		—	—
Fees Previously Paid	$97,667,083.12	(a)	0.01531%	$14,952.83	(b)
Total Transaction Valuation	$97,667,083.12	(a)
Total Fees Due for Filing				$14,952.83
Total Fees Previously Paid				$14,952.83
Total Fee Offsets				—
Net Fee Due				$0.00

(a)	Calculated as the aggregate maximum purchase price for shares of beneficial interest. The fee of $14,952.83 was paid by the Fund in connection with filing its Schedule TO. This is the final amendment to the Schedule TO and is being filed to report the results of the offer.
(b)	Calculated at 0.01531% of the Transaction Valuation, the filing fee rate as of the date of the filing of the Fund's Schedule TO.